Exhibit 2
Conformed Copy
SUPPORT AGREEMENT
     This Agreement is made as of the 23rd day of January, 2007 between Shell Canada Limited (the “Corporation”) and Shell Investments Limited (the “Offeror”).
     WHEREAS the Offeror proposes to make an offer to purchase all of the issued and outstanding Common Shares in the capital of the Corporation, including all Common Shares which may become outstanding during the Offer Period upon the exercise of Options or other rights to acquire Common Shares, but excluding Common Shares already held by the Offeror or its affiliates (collectively, the “Shares”), at a price of $45 in cash per Share (the “Offer”, which term shall include any one or more changes or variations to, or extensions of, such Offer, including, without limitation, increasing the consideration, waiving any condition or extending the date by which Shares may be deposited, all in accordance with this Agreement);
     AND WHEREAS the Board of Directors of the Corporation has determined following the receipt and review of the recommendation from a special committee of independent directors that it recommend that holders of Shares deposit their Shares under such Offer;
     AND WHEREAS this Agreement sets out (i) certain terms and conditions of the Offer, (ii) the agreement by the Corporation, among other things, to recommend that the holders of Shares accept the Offer, (iii) the representations and warranties by the Corporation to the Offeror, and (iv) other obligations and commitments of the Corporation and the Offeror in connection with the Offer;
     NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:
ARTICLE 1
INTERPRETATION
Section 1.1 Defined Terms
     As used in this Agreement, the following terms have the following meanings:
     “affiliate” has the meaning given to that term in the CBCA.
     “Agreement” means this support agreement.

“AOSP” means the Athabasca Oil Sands Project joint venture comprising the Muskeg River mine located north of Fort McMurray, Alberta and the Scotford upgrader located near Fort Saskatchewan, Alberta.
“Applicable Securities Laws” has the meaning set out in Section 2.1(a) in this Agreement.
“business day” has the meaning set out in Section 7.9 of this Agreement.
“Board of Directors” means the board of directors of the Corporation.
“CBCA” means the Canada Business Corporations Act.
“Common Shares” means the common shares in the capital of the Corporation.
“Compulsory Acquisition” has the meaning set out in Section 4.6 of this Agreement.
“Confidentiality Agreement” means the confidentiality and non-disclosure agreement dated December 1, 2006 entered into between the Corporation and RDS.
“Corporation” means Shell Canada Limited, a corporation incorporated and existing under the CBCA.
“Directors’ Circular” has the meaning set out in Section 2.1(a)(B) of this Agreement.
“Effective Date” has the meaning set out in Section 3.1(c)(iii) of this Agreement.
“Effective Time” means 12:01 am on the date at which the Board of Directors has been reconstituted with individuals designated by the Offeror who represent a majority of the directors of the Corporation.
“Expiry Time” has the meaning set out in Section 2.1(b) of this Agreement.
“GAAP” means accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.
“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body, including any stock exchange, exercising any regulatory, expropriation or taxing authority, under or for the account of any of the above.
“Initial Expiry Time” has the meaning set out in Section 2.1(b) of this Agreement.
“Law” means any and all applicable laws, whether local, domestic, regional, provincial, federal, state, foreign and international, including all statutes, codes, ordinances, orders, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, decisions, rulings or awards, policies, guidelines, including, any and all by-laws, rules, regulations, policies, guidelines, orders, decisions, rulings or awards of any Governmental Entity and any applicable stock exchanges and self-regulatory organizations and general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which this word is used.
“LTIP” means the Corporation’s Long Term Incentive Plan, as amended from time to time.
“Material Adverse Effect” means, when used in connection with a Person, any change or effect that is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, (whether absolute, accrued, conditional or otherwise), obligations, business, operations, or results of operations of that Person, its subsidiaries and its material joint ventures taken as a whole, other than any effect:
(i)	relating to the Canadian and United States economies and political conditions generally;

(ii)	affecting the oil and gas industry in general;

(iii)	relating to general economic, financial, currency exchange, securities or commodity market conditions in North America, including changes in currency exchange or interest rates;

(iv)	relating to changes in the market price of crude oil, bitumen or natural gas on a current or forward basis;

(v)	reasonably attributable to the announcement of the Agreement or the transactions contemplated hereby, including any change in the trading price of the Common Shares; and

(vi)	relating to any generally applicable changes in applicable Laws (other than orders, decisions, declarations, rulings, directions, prospects, or decrees against that Person)
provided that for purposes of clauses (ii) and (iv) such effect does not primarily relate to (or have the effect of primarily relating only to) that Person, its subsidiaries or material joint ventures, or disproportionately adversely affect that Person, its subsidiaries or material joint ventures compared to other companies of similar size operating in the industry in which that Person, its subsidiaries or material joint ventures operate.
“Minimum Condition” has the meaning set out in Schedule A of this Agreement.
“Offer” has the meaning set out in the recitals to this Agreement.
“Offer Documents” has the meaning set out in Section 2.1(c) of this Agreement.
“Offer Period” means the period commencing on the date of the Offer and ending at the Expiry Time.
“Offeror” means Shell Investments Limited.
“Option Proposal” has the meaning set out it in Section 4.5 of this Agreement.
“Options” has the meaning set out in Section 3.1(c)(i) of this Agreement.
“OSC” means the Ontario Securities Commission.
“Person” means a natural person (including in such person’s capacity as trustee, executor, administrator or other legal representative), sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, body corporate, company, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.
“RDS” means Royal Dutch Shell plc.
“RDS Nominees” means Marvin E. Odum and Rob J. Routs.
“SARs” has the meaning set out in Section 3.1(c)(i).
“Shareholders” means the holders of Common Shares.

“Shares” has the meaning set out in the recitals to this Agreement.
“Shell Canada Public Documents” has the meaning set out in Section 3.1(f) of this Agreement.
“Special Committee” has the meaning set out in the recitals to this Agreement.
“Subsequent Acquisition Transaction” has the meaning set out in Section 4.6 of this Agreement;
“subsidiary” has the meaning given to that term in the CBCA.
“TSX” means the Toronto Stock Exchange.
“Valuator” means CIBC World Markets Inc. in its capacity as independent valuator under OSC Rule 61-501 — Insider Bids, Issuer Bids, Business Combination and Related Party Transactions.
Section 1.2 Gender and Number.
     Any reference in this Agreement to gender includes all genders, and words importing the singular number only shall include the plural and vice versa.
Section 1.3 Headings, etc.
     The division of this Agreement into Articles, Sections and Schedules and the insertion of headings are for convenience of reference only and are not to affect its interpretation.
Section 1.4 Currency.
     All references in this Agreement to “dollars” or to “$” are expressed in Canadian currency unless otherwise specifically indicated.
Section 1.5 Certain Phrases, etc.
     In this Agreement (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (ii) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.
Section 1.6 Knowledge.
     Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a party, it shall be deemed to refer to the actual knowledge of the senior officers of such party (without further inquiry), without personal liability on the part of any of them.

Section 1.7 References to Persons and Agreements.
     Any reference in this Agreement to a Person includes its successors and permitted assigns. Except as otherwise provided in this Agreement, any reference to this Agreement or any other agreement or document is a reference to this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and shall include all schedules to it.
Section 1.8 Statutes.
     Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted.
ARTICLE 2
THE OFFER
Section 2.1
     Subject to the terms and conditions of this Agreement, the Offeror hereby agrees to make an offer to purchase 100% of the Shares at a price of $45 in cash per Share on the following terms and conditions:
(a)	The Offeror shall mail or cause to be mailed the Offer to all holders of Shares (excluding the Offeror and its affiliates) and to all holders of Options or other rights to acquire Common Shares on or before 5:00 p.m. (Calgary Time) on February 8, 2007, or such later date as may be required for the Offeror to be provided with, and include with the Offer Documents, the valuation prepared by the Valuator and the Directors’ Circular (as hereinafter defined) which Offer shall be made in accordance with (i) applicable securities laws, regulations and rules and the policy statements, orders and rulings of Canadian, provincial and territorial securities regulatory authorities and (ii) applicable federal securities laws and rules of the United States (collectively, “Applicable Securities Laws”) and which Offer shall be subject to the conditions as described in Schedule “A” hereto and no other conditions. The making of the Offer (and the mailing of the Offer Documents) shall be conditional on the following matters:
(A)	as of the date the Offer is to be made, there shall be no breach of any of the Corporation’s representations or warranties contained herein or any breach of or non-compliance with any covenant, agreement or obligation of the Corporation contained herein, which breach or non-compliance, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Corporation or on the ability of the Offeror to consummate the transactions contemplated herein; and

(B)	that the directors’ circular prepared by the Board of Directors of the Corporation (the “Directors’ Circular”) shall have been made available not later than five (5) business days following the execution of this Agreement by the Corporation for review by the Offeror, and following such review, the Directors’ Circular shall have been provided to the Offeror for mailing to holders of Shares at the same time, and in the same package, as the Offer Documents and shall include a statement that, upon the unanimous recommendation of the Special Committee, the Board of Directors (A) unanimously (with the RDS Nominees and the President and Chief Executive Officer abstaining) recommends that holders of Shares (other than the Offeror and its affiliates) accept the Offer, and (B) unanimously (with the RDS Nominees and the President and Chief Executive Officer abstaining) concludes that the Offer is fair, from a financial point of view, to holders of Shares (other than the Offeror and its affiliates);
(b)	The Offer shall be open for acceptance until a time or times that is not earlier than 8:00 p.m. (Toronto time) on the 36th day after the day that the Offer is mailed to holders of Shares and to all holders of Options and other rights to acquire Common Shares (the time at which the Offer is initially scheduled to expire being referred to as its “Initial Expiry Time”), subject to the right of the Offeror in its sole discretion to extend (or further extend) the period during which Shares may be deposited under the Offer, to comply with any legal requirements or if the conditions thereto set forth in Schedule “A” are not satisfied on or by the Initial Expiry Time and to permit, as the Offeror shall deem appropriate, the depositing of additional Shares (such Initial Expiry Time or any extension thereof, the “Expiry Time”)

(c)	The documentation constituting the Offer to be mailed to holders of the Shares shall include the take-over bid circular, offer to purchase, related letter of transmittal and notice of guaranteed delivery (the “Offer Documents”) and shall be prepared by the Offeror in compliance with Applicable Securities Laws; and

(d)	Subject to the satisfaction or waiver of the conditions set forth in Schedule “A” and the terms hereof, the Offeror shall, as soon as is practicable in the circumstances and in any event within the time periods required by Applicable Securities Laws, accept for payment and take up and pay for all Shares deposited and not withdrawn under the Offer.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Section 3.1 Representations and Warranties of the Corporation.
     The Corporation represents and warrants to the Offeror, and acknowledges that the Offeror is relying on such representations and warranties in making the Offer, that:
(a)	Incorporation and Qualification. The Corporation is (i) a corporation duly incorporated and validly subsisting under the CBCA, and (ii) a reporting issuer not in default, in any material respect of any requirement under Applicable Securities Laws.

(b)	Capitalization. As of the close of business on December 31, 2006, the authorized capital of the Corporation consisted of an unlimited number of Common Shares, an unlimited number of preferred shares and an unlimited number of 4% cumulative redeemable preference shares, of which, as of such date, 825,662,514 Common Shares, no preferred shares and no 4% cumulative redeemable preference shares are issued and outstanding and 21,407,238 Common Shares are reserved for issuance upon the exercise of the outstanding stock options referred to in Section 3.1(c). There are no other issued and outstanding securities in the capital of the Corporation.

(c)	Options
(i)	As of the close of business on December 31, 2006, there were 21,407,238 outstanding stock options (the “Options”) exercisable at prices ranging from $5.94 to $43.50 per Common Share, to purchase Common Shares under the LTIP and 21,040,038 share appreciation rights (“SARs”) attached to 21,040,038 Options with a total liability for expected cash settlements in respect of those SARs of $443,664,894.

(ii)	Accurate information with respect to the current Senior Officers of the Corporation as to name of holder, number of

Options outstanding, applicable strike price, vesting schedule, issue date and exercise date has been provided to the Offeror.

(iii)	Except for the Options , there are not now, and at the first date upon which Shares deposited and not withdrawn under the Offer are taken up and paid for by the Offeror (the “Effective Date”), there will not be, any other outstanding options or rights to purchase or acquire, or securities convertible into or exchangeable for, any shares in the share capital of the Corporation and there are no contracts, commitments, agreements, understandings, arrangements or restrictions which require the Corporation to issue, sell or deliver any shares in its share capital or any securities or obligations convertible into, or exchangeable for, any shares of its share capital other than pursuant to the employee share purchase plan and the directors’ share purchase plan.
(d)	Authority, Filings. The Corporation has the corporate power and authority and has received all necessary corporate approvals (including approval of the Board of Directors and the unanimous approval of the Special Committee) to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation enforceable by the Offeror against it in accordance with its terms, subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

Other than filings required under Applicable Securities Laws and notices as may be required by the TSX, material change reports and press releases, no other authorization, consent or approval of or filing with any Governmental Entity is necessary on the part of the Corporation for the completion by the Corporation of its obligations under this Agreement (other than authorizations, consents or approvals required under a Subsequent Acquisition Transaction), the failure to obtain or file which, individually or in the aggregate, would have a Material Adverse Effect on the Corporation.

(e)	No Conflict. The execution and delivery of this Agreement by the Corporation does not, and the performance of this Agreement by the

Corporation and the consummation by it of the transactions contemplated in this Agreement shall not:
(i)	conflict with or violate the articles or by-laws of the Corporation;

(ii)	conflict with or violate any Law applicable to the Corporation or its subsidiaries and material joint ventures or by which any of their respective properties is bound or affected, the conflict with which or violation of which would have a Material Adverse Effect on the Corporation; or

(iii)	result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, acquisition, amendment, acceleration or cancellation of, or give rise to any rights of withdrawal by any third party in respect of any material joint venture pursuant to, any contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Corporation or any of its subsidiaries or any material joint ventures is a party or by which the Corporation or any of its subsidiaries or any material joint ventures or any of their respective properties is bound or affected or result in the creation of a lien on any of the properties or assets of the Corporation or its subsidiaries and material joint ventures which, in any such case, would have a Material Adverse Effect on the Corporation or materially impede the completion of the transactions contemplated in the Agreement.
(f)	Public Filings. The Corporation has filed all documents or information (the “Shell Canada Public Documents”) required to be filed by it under Applicable Securities Laws or with the TSX since December 31, 2005. All such Shell Canada Public Documents, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with the applicable Governmental Entities. All such Shell Canada Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to form in all material respects with the requirements of Applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by the applicable Governmental

Entities. The Corporation has not filed any confidential material change report with any Governmental Entity that at the date hereof remains confidential.
(g)	Financial Statements. The audited consolidated financial statements of the Corporation (including any related notes thereto) for the fiscal year ended December 31, 2005 and the unaudited interim consolidated financial statements of the Corporation (including any related notes thereto) for the periods ended March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006 have been prepared in accordance with GAAP and all Applicable Securities Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Corporation and its subsidiaries on a consolidated basis as at December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, as applicable, and for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto) and, in the case of unaudited statements, subject to normal, recurring year-end adjustments that are not material.

(h)	Absence of Certain Changes or Events. Since December 31, 2005, except as disclosed in the Shell Canada Public Documents, (i) each of the Corporation, its subsidiaries and material joint ventures including AOSP, has conducted its business only in the ordinary course of business consistent with past practice; (ii) to the knowledge of the Corporation there have not occurred any circumstances or events which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Corporation; and (iii) there have been no undisclosed commitments of the Corporation, its subsidiaries or material joint venture to invest in, buy or sell assets or property from or to, as the case may be, any third party which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Corporation.

(i)	Absence of Litigation. Except as disclosed publicly by the Corporation, (i) there are no actions, suits, proceedings or investigations that have been commenced or, to the knowledge of the Corporation, threatened against or affecting the Corporation, its subsidiaries or material joint ventures or any of their respective properties, rights or assets before any Governmental Entity which, if determined adversely with respect to the Corporation, would, individually or in the aggregate, reasonably be expected to have a

Material Adverse Effect on the Corporation; and (ii) neither the Corporation nor its subsidiaries or material joint ventures, nor any of their respective properties, rights or assets, is subject to any outstanding order that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Corporation.

(j)	No Undisclosed Liabilities. Except as disclosed publicly by the Corporation neither the Corporation nor any of its subsidiaries has any liabilities (absolute, accrued, contingent, determined, determinable or otherwise) or obligations, in each case, of the type that would be required to be disclosed on a consolidated balance sheet of the Corporation (or the notes thereto) prepared in accordance with GAAP and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, except (i) liabilities or obligations fully reflected or reserved against in the Corporation’s balance sheet as of December 31, 2005 (or the notes thereto), included in the Corporation’s financial statements, (ii) liabilities or obligations disclosed in any Shell Canada Public Document filed after December 31, 2005 and prior to the date of this Agreement, (iii) liabilities incurred since December 31, 2005 in the ordinary course of business consistent with past practice, or (iv) liabilities or obligations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Corporation.

(k)	Directors’ Support. After reasonable inquiry, the Corporation believes that the directors of the Corporation intend to tender all of their Shares, including any Shares issued upon the exercise of all Options held by them, to the Offer.

(l)	Recommendations. The Special Committee and the Board of Directors have (A) unanimously (with the RDS Nominees and the President and Chief Executive Officer abstaining) concluded that the Offer is fair from a financial point of view, to holders of Shares (other than the Offeror and its affiliates) and (B) unanimously (with the RDS Nominees and the President and Chief Executive Officer abstaining) resolved to recommend that holders of Shares (other than the Offeror and its affiliates) accept the Offer.

Section 3.2 Representations and Warranties of the Offeror
     The Offeror hereby represents and warrants to the Corporation, and acknowledges that the Corporation is relying on such representations and warranties, that:
(a)	Incorporation. The Offeror is a corporation duly incorporated and validly subsisting under the CBCA.

(b)	Authority and Filing. The Offeror has the corporate power and authority and has received all necessary corporate approvals to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by the Offeror and constitutes a valid and binding obligation of the Offeror enforceable by the Corporation against it in accordance with its terms, subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	Financing Arrangements. The Offeror has made adequate arrangements to ensure that the required funds are available to effect payment in full of the cash consideration for all of the Shares to be acquired pursuant to the Offer.

(d)	Filings. Other than filings required under Applicable Securities Laws and notices as may be required by the stock exchanges upon which the securities of RDS are listed and press releases, no other authorization, consent or approval of or filing with any Governmental Entity is necessary on the part of the Offeror for the completion by the Offeror of its obligations under this Agreement, the failure to obtain or file which, individually or in the aggregate, would prevent or materially delay consummation of the transactions contemplated by this Agreement.
ARTICLE 4
COVENANTS OF THE CORPORATION
Section 4.1 General
     The Corporation hereby covenants that from the date hereof until the earlier of: (i) the Offeror having taken up and paid for Shares deposited under the Offer or abandoned the Offer; or (ii) this Agreement having been terminated pursuant to Article 6 hereof, the Corporation will
(a)	not, and will require that its agents and advisors not, take any action of any kind which may interfere with or delay the take up of and payment for Shares deposited under the Offer or the completion of the Offer;

(b)	through its Board of Directors, contemporaneously with the mailing of the Offer Documents, issue and file the Directors’ Circular, including the recommendations and conclusions set forth in Section 3.1(l), in all jurisdictions where the same is required in accordance with Applicable Securities Laws;

(c)	upon the request of the Offeror, acting reasonably, notify the Offeror forthwith upon becoming aware of any notice of exercise being given in respect of the exercise of any Options, and inform the Offeror of all information (including the identity of the Person giving the notice) known to it regarding such notice of exercise;

(d)	use its commercially reasonable efforts to assist the Offeror successfully to complete the transactions contemplated by this Agreement, including co-operating with the Offeror in making any requisite regulatory filings, and giving evidence in relation thereto, and in mailing or otherwise making the Offer including providing copies of the Directors’ Circular for mailing together with the Offer Documents, to holders of the Shares;

(e)	continue to provide lists of holders (including name, address and number of securities held) of all classes and series of securities of the Corporation prepared by the Corporation or the transfer agent of the Corporation and to provide a list of holders of Options (with full particulars as to the purchase, exercise or conversion price, vesting, expiry date and share appreciation rights) prepared by the Corporation (as well as a security position listing from each depositary, including The Canadian Depository for Securities Limited) and to deliver these lists to the Offeror and to obtain and deliver to the Offeror supplemental lists setting out any changes thereto, all such deliveries to be both in printed form and in computer-readable format; and

(f)	promptly notify the Offeror of any discussions with holders of more than 100,000 Shares related to the Offer.

Section 4.2 Directors’ Circular
     The Offer Documents shall be made available promptly by the Offeror for review by the Corporation, it being acknowledged that the Offeror shall be solely responsible for determining the contents thereof. The Directors’ Circular shall be made available promptly by the Corporation for review by the Offeror, it being acknowledged that the Corporation shall be solely responsible for determining the contents thereof. Following such review, the Directors’ Circular shall be mailed to holders of Shares at the same time, and in the same package, as the Offer Documents and shall include a statement that, upon the unanimous recommendation of the Special Committee, the Board of Directors (A) unanimously (with the RDS Nominees abstaining) recommends that holders of Shares (other than the Offeror and its affiliates) accept the Offer, and (B) unanimously (with the RDS Nominees abstaining) concludes that the Offer is fair, from a financial point of view, to holders of Shares (other than the Offeror and its affiliates).
Section 4.3 Investigation by the Offeror
     Upon reasonable notice, and subject to the terms of the Confidentiality Agreement, the Corporation agrees to provide the Offeror and its representatives with reasonable access (without disruption to the conduct of the Corporation’s business) during normal business hours to all books, records, information, tax and other documents, filings, memoranda, working papers and files and all other materials in its possession and control, including material contracts and joint venture agreements, and access to the personnel of the Corporation, its subsidiaries and material joint ventures as reasonably requested as well as reasonable access to the properties of the Corporation, its subsidiaries and material joint ventures in order to allow the Offeror to conduct such investigations as the Offeror may consider necessary or advisable to confirm the accuracy of the Corporation’s representations and warranties, for strategic planning and integration and for any other reasons reasonably relating to the combination of the Corporation and the Offeror, and further agrees to assist the Offeror in all reasonable ways in any such due diligence investigations which the Offeror may wish to conduct. Any such investigation by the Offeror and its advisors shall not mitigate, diminish or affect the representations and warranties of the Corporation contained in this Agreement or any document or certificate given pursuant hereto.
Section 4.4 Conduct of Business
     During the period commencing on the date hereof and continuing until the Effective Time, the Corporation agrees (except as expressly contemplated by this Agreement, or to the extent that the Offeror shall otherwise consent which consent shall not be unreasonably withheld) that it will and will cause each of its subsidiaries and, to the extent possible, its material joint ventures, including, without limitation, AOSP to:

(a)	conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects, other than as contemplated by the Corporation’s draft 2007 Business Plan which has been made available to the Offeror;

(b)	not issue, sell, pledge, dispose of, encumber, agree or offer to issue, sell, pledge, dispose of or encumber (or permit any of its subsidiaries to issue, sell, pledge, dispose of, encumber, agree or offer to issue, sell, pledge, dispose of or encumber) any additional shares or securities of, or any options (including any additional stock options under the LTIP), warrants, calls, conversion privileges or rights of any kind to acquire any shares of the Corporation or any of its subsidiaries (other than pursuant to the exercise of options issued prior to the date of this Agreement under the LTIP);

(c)	not amend its articles or by-laws or the terms of any of its outstanding securities, any outstanding indebtedness or credit facilities, other than as contemplated by the Corporation’s long term debt strategy referred to in the minutes of meetings of the Board of Directors made available to the Offeror;

(d)	not split, consolidate or reclassify any of its outstanding shares or undertake any other capital reorganization, or declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding Shares (other than quarterly cash dividends of $0.11 per Common Share in accordance with the Corporation’s past practice, including as to the timing of the declaration and payment of any such dividend), or reduce capital in respect of its outstanding Shares;

(e)	not redeem, purchase or offer to purchase any Shares or other securities of the Corporation;

(f)	not grant to any officer or senior employee of the Corporation or its subsidiaries any increase in compensation or enter into any employment agreement with any current officer or senior employee of the Corporation or its subsidiaries other than such grants as are consistent with past practice;

(g)	not enter into any transaction or perform any act which might (i) interfere with or delay the take up and payment for Shares deposited under the Offer or the completion of the Offer or successful completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, (ii) render inaccurate any of the representations and warranties set forth herein as if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were to such later date or (iii) adversely affect the Corporation’s ability to perform its covenants and agreements under this Agreement;

(h)	not incur any additional indebtedness (other than in the normal and ordinary course), other than as contemplated by the Corporation’s long term debt strategy referred to in the minutes of meetings of the Board of Directors made available to the Offeror;

(i)	except as contemplated in any existing contractual commitments, not acquire, sell or otherwise dispose of, or commit to acquire or sell, any assets or property or group of related assets or property (through one or more related or unrelated acquisitions), having a value and/or cost in excess of $100,000,000 in the aggregate; or

(j)	promptly notify the Offeror of any offer or indication of and intention to make an offer by any third party in respect of any of the material properties or assets of the Corporation, its subsidiaries or material joint ventures and will provide copies of any written notification or offer received by it.
Section 4.5 Options
     The Corporation agrees that it will use its reasonable best efforts to ensure that all holders of Options (“Optionholders”) either (i) accept the offer to be made to them pursuant to the Option Proposal (as described in a letter of even date herewith), or (ii) in the alternative, and to the extent that Options are currently vested, exercise their Options in exchange for Shares (or pursuant to the SARs attaching thereto for cash) and to the extent of the issuance of Shares upon such exercise deposit such Shares under the Offer. It is agreed that the vesting of Options shall not be accelerated by the Corporation.
     The offer under the Option Proposal shall be made to the Optionholders, conditional upon (i) the taking up and payment by the Offeror for Shares in a number satisfying the Minimum Condition under the Offer and (ii) the granting of relief, on terms satisfactory to the Corporation, by Canadian provincial and territorial securities regulatory authorities.
Section 4.6 Support of Second Stage Transaction
     If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Shares as at the Expiry Time, the Offeror may, to the extent possible, acquire (a “Compulsory Acquisition”) the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to Section 206 of the CBCA. If that statutory right of acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer at consideration per Share at least equivalent in value to, and in the same form as, the consideration per Share offered under the Offer. Subject to applicable Laws and to the fiduciary obligations of the Board of Directors, if the Minimum Condition is satisfied and the Offeror takes up any Shares under the Offer the Corporation agrees that it will assist the Offeror in connection with any proposed amalgamation, statutory arrangement, amendment to articles, stock consolidation, capital reorganization or other transaction involving the Corporation and the Offeror or a subsidiary that the Offeror may, in its sole discretion, undertake to pursue (a “Subsequent Acquisition Transaction”) to acquire the remaining Shares and any outstanding Options, provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to, and is in the same form as, the consideration per Share offered under the Offer. Nothing herein shall be construed to prevent the Offeror or its affiliates from acquiring, directly or indirectly, additional Common Shares in the open market or in privately negotiated transactions or otherwise in accordance with Applicable Securities Laws.
Section 4.7 Constitution of the Board
     Promptly upon the Effective Date , provided the Minimum Condition shall have been satisfied (and not waived), and from time to time thereafter, the Offeror shall be entitled to designate all of the directors of the Board of Directors, and any committees thereof, and the Corporation shall not frustrate the Offeror’s attempts to do so, and covenants to cooperate with the Offeror, subject to applicable Laws, to obtain the resignation of any then incumbent directors effective on the date specified by the Offeror and facilitate the Offeror’s designees to be elected or appointed to the Board of Directors without the necessity of calling a meeting of Shareholders.
Section 4.8 Obligations of the Board
     Nothing in this Agreement shall prohibit the Special Committee or the Board of Directors from taking any action consistent with the Board’s fiduciary duties.
ARTICLE 5
Covenants of Offeror
Section 5.1 General
     The Offeror hereby covenants to use all commercially reasonable efforts to successfully complete the transactions contemplated by this Agreement including cooperating with the Corporation in making any requisite regulatory filings, and giving evidence in relation to such filings, and in mailing or otherwise making the Offer to holders of the Shares.
Section 5.2 Modification of Offer
     The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that the Offeror shall not, without the prior consent of the Corporation: (i) increase the Minimum Condition; (ii) decrease the consideration per Share; (iii) change the form of consideration payable under the Offer (other than to increase the total consideration per Share and/or add additional consideration); (iv) decrease the number of Shares in respect of which the Offer is made; or (v) impose additional conditions or otherwise vary the Offer in a manner which is adverse to the holders of the Shares.
Section 5.3 Officers’ and Directors’ Insurance and Indemnification
     From and after the Effective Date, the Offeror agrees that for the period from the Expiry Time until six years after the Expiry Time, the Offeror will cause the Corporation or any successor to the Corporation to maintain the Corporation’s current directors’ and officers’ insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of the Corporation than those contained in the policy in effect on the date hereof, for all present and former directors and officers of the Corporation and its subsidiaries, covering claims made prior to or within six years after the Expiry Time. From and after the Effective Date, the Offeror shall, and shall cause the Corporation (or its successor) to, indemnify the current and former directors and officers of the Corporation and its subsidiaries to the same extent to which such current and former directors and officers are indemnified by the Corporation as of the date hereof.
Section 5.4 Employment Agreements
     Without limiting the obligations of the Corporation and its subsidiaries thereunder, the Offeror shall not interfere with or otherwise restrict the performance by the Corporation and its subsidiaries of its obligations to their respective employees.
ARTICLE 6
TERMINATION
Section 6.1 Termination by the Corporation
     The Corporation, when not in default in the performance of its obligations under this Agreement may, without prejudice to any other rights, terminate this Agreement by notice to the Offeror if:

(a)	the Offer has not been made on or before the time provided for in Section 2.1(a) of this Agreement;

(b)	the Offer does not substantially conform, or is modified in a manner not to conform, with the description thereof in this Agreement;

(c)	Shares deposited under the Offer have not, for any reason whatsoever, been taken up and paid for on or before the expiry of ten days after the expiry of the Offer;

(d)	the Offeror has not taken up and paid for at least a majority of the Shares then outstanding not currently owned by the Offeror and its affiliates by June 30, 2007; or

(e)	the Offeror breaches this Agreement in any material respect.
Section 6.2 Termination by the Offeror
     The Offeror, when not in default in the performance of its obligations under this Agreement may, without prejudice to any other rights, terminate this Agreement by notice to the Corporation if:
(a)	the conditions in Schedule “A” are not satisfied or waived by the Offeror on or prior to the expiry of the Offer or any extension thereto;

(b)	the Corporation breaches this Agreement in any material respect; or

(c)	the Directors’ Circular does not substantially conform or is modified in a manner not to conform with the description thereof in this Agreement.
Section 6.3 Effect of Termination
     In the case of any termination of this Agreement pursuant to this Article 6, this Agreement shall be of no further force and effect except for Section 7.1 hereof. If this Agreement is terminated as provided in Section 6.1 or Section 6.2, the Offeror may terminate or withdraw the Offer.
ARTICLE 7
General
Section 7.1 Disclosure
     Except as required by Applicable Securities Laws, or as required by any competent Governmental Entity or in accordance with the requirements of any stock exchange, neither the Offeror nor the Corporation shall make any public announcement or statement with respect to this Agreement or the Offer without the approval of the Corporation or the Offeror, as the case may be, which approval shall not be unreasonably withheld; provided that the Offeror and the Corporation agree to publish an announcement in the agreed form upon the execution of this Agreement. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement or the Offer. Notwithstanding the foregoing, nothing shall prevent the Offeror, the dealer managers and the soliciting dealer group or any information agent from conducting their solicitation of tenders in the ordinary course, including by publishing advertisements or making public announcements or statements in connection with the Offer provided that copies thereof are provided to the Corporation.
Section 7.2 Assignment
     The Offeror may assign all or any part of its rights under this Agreement to a direct or indirect wholly-owned subsidiary of it, or to an affiliate of it, but, if such assignment takes place, the Offeror shall continue to be liable to the Corporation for any default in performance by the assignee. This Agreement shall not otherwise be assignable by any party hereto without the consent of the other parties.
Section 7.3 Time
     Time shall be of the essence in this Agreement.
Section 7.4 Governing Law
     This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.
Section 7.5 Entire Agreement
     This Agreement and the Confidentiality Agreement constitute the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.
Section 7.6 Amendments
     This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto; provided, however, that the Offeror may in its sole discretion waive any condition herein which is solely for its benefit.
Section 7.7 Notices
     Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	In the case of the Offeror, as follows:
Shell Investments Limited
c/o Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9
Attention: Mihkel Voore, Secretary
Facsimile: (416) 861-0445
with a copy (which shall not constitute notice) to:
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9
Attention: William Braithwaite/Mihkel Voore
Facsimile: (416) 861-0445
(b)	In the case of the Corporation, as follows:
Shell Canada Limited
400 – 4th Avenue S.W.
Calgary, AB T2P 0J4
Attention: Derek Burney, Chairman of the Special Committee
Facsimile: (613) 230-5459
with a copy (which shall not constitute notice) to:
Clive Mather, President and CEO
Facsimile: (403) 264-6487
with a copy (which shall not constitute notice) to:
Ogilvy Renault LLP
1981 McGill College Avenue
Suite 1100
Montréal, Québec H3A 3C1
Attention: Norman Steinberg
Facsimile: (514) 286-5474

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or telecopy (if during normal business hours or, if not, the next business day).
Section 7.8 Expenses
     Each of the parties shall pay its legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred except that the Offeror shall pay the costs of the Valuator. No brokers’ fees or finders’ fees (other than those due to CIBC World Markets Inc., the amounts of which shall have been communicated by the Corporation to the Offeror prior to the execution hereof) shall be payable by the Corporation in connection with the Offer or the matters contemplated by this Agreement.
Section 7.9 Business Day
     A “business day” for the purpose of this Agreement shall mean any day (other than a Saturday and a Sunday) on which banks in each of Toronto, Calgary, London and The Hague are open for business. If the last day of a period of days is not a business day, the period shall be extended to the next following day which is a business day.
Section 7.10 Third Party Beneficiaries
     The provisions of Section 5.3 and Section 5.4 are (i) intended for the benefit of all present and former directors, officers and employees of the Corporation and its subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and the Corporation shall hold the rights and benefits of Section 5.3 and Section 5.4 in trust for and on behalf of the Third Party Beneficiaries and the Corporation hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.
Section 7.11 Further Assurances
     The parties hereto shall take all steps as may be reasonably required or desirable to consummate the Offer and the transactions contemplated in this Agreement. Each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and to carry out its provisions, whether before or after the Effective Date.
Section 7.12 Severability
     If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect.
Section 7.13 Counterparts
     This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of a telecopied transmission.

     IN WITNESS WHEREOF this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

SHELL INVESTMENTS LIMITED

By:	/s/ W. A. Loader

Name: W. A. Loader
Title: Director Strategy & Business Development

SHELL CANADA LIMITED

By:	/s/ C. Mather

Name: C. Mather
Title: President and CEO

By:	/s/ D. H. Burney

Name: Derek H. Burney, O.C.
Title: Lead Director

SCHEDULE “A”
Conditions of the Offer
          Notwithstanding any other provision of the Offer and subject to applicable Law, the Offeror shall have the right to withdraw this Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:
(a)	there shall have been validly deposited or tendered under the Offer and not withdrawn a number of Common Shares which constitutes at least a majority of the aggregate number of outstanding Common Shares (including, for this purpose, Common Shares underlying any Options or other rights to acquire Common Shares that are exercisable immediately prior to the Expiry Time) not currently owned by the Offeror and its affiliates and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in determining whether minority approval (as construed under Applicable Securities Laws) has been obtained in respect thereof (the “Minimum Condition”);

(b)	all government or regulatory approvals, authorizations, waiting or suspensory periods (including any extensions thereof), waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including, those of any stock exchanges or other securities or regulatory authorities) that are necessary or desirable to complete the Offer, or complete any acquisition of the Common Shares not deposited under the Offer on the same terms as the Common Shares acquired under the Offer pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained or concluded on terms and conditions satisfactory to the Offeror, acting reasonably;

(c)	(i) no act, action, suit or proceeding shall have been threatened, commenced or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or any other Person in Canada, the United States or elsewhere, whether or not having the force of Law; and (ii) no Law shall have been proposed, enacted, promulgated, amended or applied, in either case:

(A)	to cease trade, enjoin, suspend, prohibit or impose material interlocutory or permanent limitations or conditions on the purchase by or the sale to the Offeror of Common Shares, the right of the Offeror to own or exercise full rights of ownership of Common Shares, or the consummation of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction; or

(B)	which, if the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, would reasonably be expected to have a Material Adverse Effect on the Corporation; or

(C)	which challenges, would prevent, or would materially and adversely affect or make uncertain the ability of the Offeror or its affiliates to make or consummate the Offer, or to effect a Compulsory Acquisition or Subsequent Acquisition Transaction;
(d)	there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for Common Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction;

(e)	there shall have been no breach of the representations, warranties or covenants of the Corporation under the Support Agreement, which breach, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Corporation or on the ability of the Offeror to consummate the transactions contemplated herein and the Support Agreement shall not have been terminated; and

(f)	there does not exist and there shall not have occurred since the date of the Support Agreement (or if there does exist or shall have occurred prior to such date there shall not have been disclosed generally) any change or effect (or condition, event or development including a prospective change or effect) which when considered either individually or in the aggregate would have a Material Adverse Effect on the Corporation or which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect on the Offeror or the Corporation.
          The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror in its sole discretion at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time in its sole discretion, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror.